[Paritz & Company, P.A. Letterhead]

October 27, 2011

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Target Acquisitions I Inc. Reference #: 000-53328

We were previously the independent registered public accounting firm for Target Acquisitions I Inc., and issued our opinion on May 2, 2011 on the financial statements of Target Acquisitions I Inc. as of December 31, 2010 and for the year then ended.

On October 21, 2011, the Company dismissed us as its independent registered public accounting firm. We have read Target Acquisition I Inc.’s statements included in Item 4.01 on Form 8-K regarding the recent change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made under Item 4.

Very truly yours,

/s/ Paritz & Company, P.A.
Paritz & Company, P.A.